UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)*

WYNN RESORTS, LIMITED
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

983134107
(CUSIP Number)

Kai Haakon E. Liekefett	James Cole
Sidley Austin LLP	Sidley Austin LLP
787 Seventh Avenue	1501 K Street NW
New York, NY 10019	Washington, DC 20005
(212) 839-5300	(202) 736-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 6 Pages
CUSIP NO. 983134107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ELAINE P. WYNN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,539,077

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,539,077

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,539,077

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D	Page 3 of 6 Pages
This Amendment No. 17 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 13, 2002, as amended to date (the “Schedule 13D”), relating to the common stock, par value $0.01 per share, of Wynn Resorts, Limited (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 3, 2018, Ms. Wynn entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Company regarding the composition of the Board and certain other matters.

The Cooperation Agreement provides, among other things, that:

•	Concurrent with the execution of the Cooperation Agreement, the Company will increase the size of the Board and appoint Philip G. Satre as a Class I director and Vice Chair of the Board.

•
Mr. Satre will be named sole Chair of the Board immediately following the resignation of the current Chair from such position and no later than December 31, 2018, unless the Board determines in good faith after consulting outside counsel that such appointment would violate the Board’s fiduciary duties. If Mr. Satre is not appointed as sole Chair by December 31, 2018, the Board will take such actions (if any) as are necessary to ensure that the Company’s deadline for director nominations remains open for no less than 45 days following December 31, 2018. Following his appointment, Mr. Satre is entitled to serve as sole Vice Chair until he is appointed sole Chair of the Board and as sole Chair of the Board through the day after the conclusion of the 2020 annual meeting of the Company’s stockholders (the “Commitment Date”), in each case, unless the Board determines in good faith after consulting outside counsel that Mr. Satre’s continued service as Vice Chair or Chair of the Board, as applicable, would violate the Board’s fiduciary duties.

•
Concurrent with or prior to his appointment as Chair, Mr. Satre will also be appointed as a member of the Nominating and Corporate Governance Committee of the Board (the “Corporate Governance Committee”).

•
Concurrent with the execution of the Cooperation Agreement, Mr. Satre will be appointed an ex officio representative to the Company’s Corporate Compliance Committee and the lead Board representative thereon. Mr. Satre will also be consulted on, provide input on and, as appropriate, participate in any substantive communications with regulators about matters that are material to the Company, and Mr. Satre will be consulted on, and will provide input on, any Board action that could reasonably be determined to affect the Company’s standing with its regulators in any material respect.

•
During the period beginning on the date (if any) that Mr. Satre becomes Chair and ending on the later of the date Mr. Satre ceases to be Chair and the conclusion of the 2020 annual meeting of the Company’s stockholders (the “Standstill Period”), Ms. Wynn will be subject to customary standstill restrictions relating to, among other things, share purchases subject to a cap of 9.9% of the Company’s outstanding common stock, nominating persons for election at any meeting of the Company’s stockholders at which directors are to be elected, submitting any stockholder proposals at, or bringing any other business before, any meeting of the Company’s stockholders, engaging in the solicitation of proxies or written consents or any “withhold” or similar campaign with respect to any stockholder meeting, calling any special meeting of the Company’s stockholders, making any public statement with respect to any extraordinary transaction involving the Company, and seeking to influence or control the management, the Board, business or policies of the Company, in each case, other than by communicating privately with representatives of the Company so long as such private communications would reasonably be determined not to trigger public disclosure obligations for Ms. Wynn or the Company.  Also, Ms. Wynn has agreed that she will communicate any specific operational or governance proposals with respect to the Company solely to the Company’s Chief Executive Officer, Chief Financial Officer, Chair of the Board or Vice Chair of the Board.

SCHEDULE 13D	Page 4 of 6 Pages
•
Ms. Wynn has also agreed that, from the date of the Cooperation Agreement through the end of the Standstill Period, she will not propose any additional directors or seek to accelerate the timeline for the appointment of Mr. Satre as Chair.

•
Until the Commitment Date, the Board will recommend to the Company’s stockholders that they vote against any proposal to remove Mr. Satre from the Board, and will solicit proxies against any proposal to remove Mr. Satre from the Board, in each case, unless the Board determines in good faith, after consulting outside counsel, that such action would violate the Board’s fiduciary duties.

•	During the Standstill Period, Ms. Wynn has agreed to vote her shares in accordance with the Board’s recommendations with respect to each election and any removal of directors.

•	Each party agreed to a release with respect to the other party (and certain other persons), subject to certain exceptions.

•	Each party agreed to non-disparagement provisions applicable from the date of the Cooperation Agreement through the termination of the Cooperation Agreement, subject to certain exceptions.

•	Each party agreed not to pursue any legal proceeding against the other party or its representatives during the Standstill Period, subject to certain exceptions.

•
If at any time before the 2020 annual meeting of the Company’s stockholders, Mr. Satre ceases to serve on the Board due to his death or inability to act as Chair of the Board, either due to his own or his spouse’s illness or accident or other mental or physical incapacity, and Ms. Wynn owns at such time at least 5% of the Company’s outstanding common stock, then Ms. Wynn will be entitled to propose a candidate to replace Mr. Satre as an independent director, Chair and member of the Corporate Governance Committee (a “Replacement Director”), subject to the approval of the Corporate Governance Committee (not to be unreasonably withheld, conditioned or delayed). The Cooperation Agreement will terminate if the Corporate Governance Committee does not approve the appointment of such candidate.

•
The Company has agreed to reimburse Ms. Wynn for actual out-of-pocket expenses incurred in connection with the 2018 annual meeting of the Company’s stockholders and the negotiation of the Cooperation Agreement, up to a cap of $5,000,000.

•
The Cooperation Agreement will terminate automatically on the later of the Commitment Date and the end of the Standstill Period. In addition, the Cooperation Agreement will terminate under certain other circumstances, including if a Replacement Director is not approved by the Corporate Governance Committee or upon the Board’s good faith determination after consulting outside counsel that Mr. Satre’s continued service as Vice Chair or Chair of the Board, as applicable, would violate the Board’s fiduciary duties.

The foregoing summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is attached as Exhibit 19 hereto and is incorporated herein by reference.

Subject to the terms of the Cooperation Agreement, Ms. Wynn may continue to engage in discussions with the Company’s shareholders, management and the Board regarding a variety of matters relating to the Company, including, among other things, the Company’s strategy, business, management, capital structure and allocation, corporate governance and Board composition.  In addition, subject to the terms of the Cooperation Agreement, Ms. Wynn may take steps seeking to bring about changes to increase shareholder value, including, but not limited to, pursuing any of the plans or proposals referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D	Page 5 of 6 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 17 is incorporated by reference herein.

Other than under the Cooperation Agreement, Ms. Wynn has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 19	Cooperation Agreement, dated as of August 3, 2018, between the Company and Ms. Wynn

SCHEDULE 13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2018

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn